June 26, 2007

VIA EDGAR

United States Securities and Exchange Commission

150 Fifth Street N.W.

Washington, D.C. 20549

Re:	Asia Document Transition, Inc..
Withdrawal of Form SB-2
File No. 333-139946

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Asia Document Transition, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consents to the withdrawal of its Registration Statpment on Form SB-2 filed with the Commission (SEC File No. 333-139946) along with any amendments and  exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested because the Company  plans to file a new SB-2 Registration Statement which shall include  securities which are intended to be distributed to shareholders of the Company’s  former parent as a dividend, in accordance with the Commission’s comments.

No securites have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Joseph Pittera at

( 310 328 3588).

Very truly yours,

Asia Document Transition, Inc.

By:     /s/ Bernard Chan

        Bernard Chan

        President